Mail Stop 4561

March 21, 2007

Mr. Warren D. Stowell
President and Chief Executive Officer
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, Florida   32819

> **Re: Telzuit Medical Technologies, Inc.**
> **Form 10-KSB/A for the year ended June 30, 2006**
> **Filed 11/06/06**
> **File No. 001-15034**

Dear Mr. Stowell:

We have reviewed your response letter dated February 13, 2007 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2006

Note 11 – May 2006 Convertible Debenture Financing, page F-18

1.   We note your response to comment 2, however you did not address the embedded put option in these convertible debentures. We note that in an event of default, the outstanding principal amount of the debentures, plus accrued but unpaid interest, liquidated damages and other amounts, become, at the holder's election, immediately due and payable in cash at the mandatory default amount, and that the mandatory default amount is the greater of (A) 110% of the outstanding principal amount plus all accrued and unpaid interest or (B) the outstanding

principal amount plus all accrued and unpaid interest divided by the conversion price multiplied by the market price/market value of your stock. Please provide us with your analysis of this put option and whether you think it is an embedded derivative that is required to be bifurcated under SFAS 133. Your response should include an analysis of paragraphs 12, 13 and 61(d) of SFAS 133 and DIG B16.

Form 10-QSB for the quarter ended September 30, 2006

Consolidated Statements of Cash Flows, page F-5

2.   We note your response to comment 3. Please additionally provide us with your revised amortization schedule for the debt discount and debt issuance costs (through maturity) so that we can better understand the amounts that you recorded and will record going forward.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-6

3.   We note your response to comment 4; however, it is unclear to us how you determined that EITF 00-21 was not applicable. In the first paragraph of your proposed disclosure, you state that you will also "sell" patches directly to medical providers. In this regard, it appears that you sell a product (the patch) and also provide services. Please provide us with a sample sales agreement and provide us with the following details:

- Does a right of return exist for the medical providers?
- Are you obligated to perform services related to the patches sold to the medical providers?
- Is there an agreed upon time period that you will perform these services?

8-K dated August 1, 2006

4.   We note your response to comment 8; however, it is still unclear to us how you performed the income test. Please tell us the net loss of the PDS' entities in the 12-month period ended December 31, 2005.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief